April 25, 2014

VIA EDGAR & FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cyber-Ark Software Ltd.
Draft Registration Statement on Form F-1
Submitted March 24, 2014
CIK No. 0001598110

Dear Ms. Maryse Mills-Apenteng:

On behalf of our client, Cyber-Ark Software Ltd., an Israeli company (the “Company”), we confidentially submit herewith Amendment No. 1 (“Amendment No. 1”) to the above-referenced draft Registration Statement on Form F-1 (the “Registration Statement”) via the EDGAR system of the Securities and Exchange Commission (the “Commission”). The Registration Statement was initially submitted confidentially to the Commission on March 24, 2014. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated April 18, 2014 (the “Comment Letter”).

Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 1 unless otherwise indicated. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

The Company has not had any communications or authorized anyone to have communications with potential investors in reliance on Section 5(d) of the Securities Act of 1933 (the “Securities Act”). There have not been any research reports about the Company published or distributed by any broker or dealer participating in this offering in reliance on Section 2(a)(3) of the Securities Act. If the Company or anyone authorized by the Company engages in such communications in reliance on Section 5(d) of the Securities Act, or if any broker or dealer participating in the offering publishes any reports in reliance on Section 2(a)(3) of the Securities Act going forward, the Company will supplementally provide any such communications or research reports to the Staff.

2.	We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Response:

The Company acknowledges the Staff’s comment and will provide the price range as soon as it is available.

3.	As soon as practicable, please provide us with copies of any artwork or graphics that you intend to include in your prospectus.

Response:

The Company will provide the Staff with copies of the artwork and graphics that it proposes to include in the prospectus in a subsequent filing or supplementally.

4.	We note that you have not provided any exhibits with your submission. Please allow us sufficient time to review the exhibits and be advised that we may issue additional comments.

Response:

The Company acknowledges the Staff’s comment and has included a number of exhibits with this submission. The Company will provide the remaining exhibits as soon as they are available (and, in the case of the consent of independent registered public accounting firm, upon the first public filing of the Registration Statement).

Summary

Overview, page 1

5.	Please provide support for the following claims in the summary and business sections:

•	“We are a global leaders and pioneer of a new layer of IT security solutions…,” (page 1);

•	“[A]n estimated 90% of organization have suffered a cybersecurity breach,” (page 1); and

•	“Despite significant investments in perimeter-based threat protection solutions, most enterprises are still being breached,” (page 66).

Response:

The Company has provided supplementally with this letter a separate binder containing third-party support for the statements cited on pages 1 and 70 referenced in the Staff’s comment. These are as follows:

•	“We are a global leader and pioneer of a new layer of IT security solutions…” – The Company’s leadership position and role as a pioneer in the privileged account management market is supported by a number of recent third-party reports. A January 2014 report by KuppingerCole, “Leadership Compass: Privilege Management,” states as follows (pages 6 - 8):

“In this Leadership Compass CyberArk takes the Overall Leadership in Privilege Management. Lieberman closely follows CyberArk. This Leadership position is awarded to CyberArk due to a combination of market presence, innovation and features offered. Both CyberArk and Lieberman are amongst the absolute pioneers in the field of PxM and Lieberman is a vendor that does not rest on its laurels of success in the business, but continues to innovate and improve. CyberArk, on the other hand, has managed to remain ahead of the competition, with a large balanced global customer base and long-year expertise in this field.

…

In terms of Market Leadership we have assessed that CyberArk and Lieberman are clear Leaders, with CyberArk being ahead of Lieberman. While both companies are strong in terms of market presence and penetration we note that CyberArk has got a slightly larger global partner eco-system. Also in terms of market penetration CyberArk has a more balanced penetration across all markets, plus a larger global customer base, with Lieberman being very strong in the US market. It should although be noted that where CyberArk has got a more balanced client list on a global scale, Lieberman has got the larger share of the US market.

…

In terms of Product Leadership we have found that CyberArk and Lieberman again take the lead, with CyberArk having an overall larger functionality. … The lead position given to CyberArk is really about product maturity and brand recognition. CyberArk is a contender in almost all vendor selection processes, while Lieberman has traditionally got a more US centric audience. CyberArk is the mature stable workhorse, where we see Lieberman as the more innovative vendor, attacking the Leadership position.”

The Company has highlighted these passages and others on pages 18, 19, 25, 42 of the KuppingerCole report.

In addition to the KuppingerCole report, an October 2013 report by 451 Research, “CyberArk v8.0: one Master Policy to rule them all,” states on page 3: “CyberArk has defined the PIM market in which it operates…”

•	“[A]n estimated 90% of organizations have suffered a cybersecurity breach,…” – This statement is supported by a June 2011 report from the Ponemon Institute Survey, “Perceptions About Network Security: Survey of IT & IT Security Practitioners in the U.S.” On page 3 of the report, the following is stated: “90% of organizations in our study have had at least one breach.”

•	“Despite significant investments in perimeter-based threat protection solutions, most enterprises are still being breached,”. – The amount of investments that are being made in perimeter-based threat prevention is supported by a December 2013 report from the International Data Corporation (IDC), “Worldwide IT Security Products 2013-2017 Forecast and 2012 Vendor Shares: Comprehensive Security Product Review.” Page 4 of that report indicates that in 2012 worldwide spending on network security was almost $8 billion. The “network” referred to in the IDC report includes firewalls, UTM (unified threat management), IDP (intrusion detection and prevention) and VPN (virtual private network), all of which can be classified as “perimeter security.” The fact that enterprises are still breached despite these investments is supported by the Ponemon Institute Survey cited above.

6.	Regarding the information from third parties cited in your prospectus, such as the data provided by Gartner, IDC, Mandiant, and Verizon, please tell us whether any of the data was prepared for you or for the offering. Also, provide us with supplemental copies of the reports that you cite and from which the data in the prospectus is extracted. Mark the reports appropriately to designate the portions you rely upon in making the statements in the prospectus.

Response:

The Company did not commission any of the industry reports cited in the Registration Statement, nor were any such reports prepared specifically for use in the Registration Statement. The Company confirms that it is not affiliated with the sources of any of the reports cited in the Registration Statement.

The Company has provided supplementally with this letter a separate binder containing the third-party reports referred to in the Registration Statement, which are the following:

•	May 2013 Gartner Report, “Prevention is Futile in 2020: Protect Information via Pervasive Monitoring and Collective Intelligence,” p. 9;

•	November 2012 International Data Corporation Report, “Worldwide Datacenter Security 2012-2016 Forecast: Protecting the Heart of the Enterprise 3rd Platform,” p. 2;

•	December 2013 International Data Corporation Report, “Worldwide IT Security Products 2013-2017 Forecast and 2012 Vendor Shares: Comprehensive Security Product Review,” p. 9;

•	2011 Mandiant Report, “M-Trends®: An Evolving Threat,” p. 3;

•	2013 Mandiant Report, “M-Trends® 2013: Attack the Security GapTM.” p. 1; and

•	2013 Verizon Report, “Data Breach Investigations Report,” p. 6, 52.

Risk Factors

If we are unable to adequately protect our proprietary technology…, page 19

7.	Identify those foreign countries in which you currently or are likely to operate that do not protect a company’s intellectual property to the same extent as the United States.

Response:

The Company has revised the disclosure on page 19 in response to this comment.

As a foreign private issuer…, page 25

8.	Please expand your risk factor to disclose that as a foreign private issuer you are not subject to Regulation FD. Further disclose, as an example of the more detailed reporting requirements of domestic issuers, that, should you lose your foreign private issuer status, you would be required to disclose the annual compensation of your executive officers on an individual basis rather than in the aggregate.

Response:

The Company has revised the disclosure on pages 25 and 26 in response to this comment.

Use of Proceeds, page 35

9.	You state that you may use the proceeds for “sales and marketing expenditures…and research and development.” Please revise to provide a break down of the net amount of the proceeds into each intended use. Refer to Item 3.C of Form 20-F.

Response:

Although the Company has not allocated specific portions of the net proceeds to specific uses, the Company has expanded its disclosure on page 35 to provide more detail to investors regarding the intended use of the net proceeds of the offering. The Company supplementally advises the Staff that it cannot quantify the uses of proceeds from the offering with more specificity, as such decisions will depend on market and competitive factors as they evolve over time. Pursuant to Item 504 of Regulation S-K, the Company has stated and discussed the principal reasons for the offering given that the Company does not currently have specific plans for the use of the proceeds from the offering. The Company believes the intended uses disclosed in the Registration Statement, including sales and marketing and development expenditures, are in furtherance of the Company’s stated growth strategies on page 74, which include innovating and enhancing its solution, growing its customer base; further penetrating its existing customer base, continuing to expand its global presence by leveraging systems integrators and distribution partnerships, and selectively pursuing strategic transactions. Therefore, the Company respectfully submits that it believes no further disclosure on the use of proceeds is necessary.

Dilution, page 37

10.	Please clarify the paragraph immediately below the dilution table on page 37 to disclose the change in the pro forma as adjusted net tangible book value per share and the dilution in pro forma net tangible book value per share to new investors as a result of a $1.00 increase.

Response:

The Company has revised the disclosure on page 37 in response to this comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 42

11.	Please tell us what consideration you gave to disclosing the actual renewal rates for the last three completed fiscal years and providing a discussion explaining the change in renewal rates.

Response:

The Company has considered this comment carefully together with comments 15 through 18 where, among other things, the Staff has requested additional disclosure regarding the Company’s revenues. In responding to those comments, the Company has quantified the dollar amount of the increase in maintenance and support revenues in each period-to-period comparison that is derived from contracts renewed during that period compared to the amount derived from initial maintenance contracts associated with licenses entered into during that period. The Company believes that this additional detail provides investors with material information regarding maintenance and support – that of the revenues generated in each period from renewals. Conversely, disclosure of fluctuations in the actual dollar renewal rate in excess of 90% would not be meaningful for investors for a number of reasons. In particular, dollar renewal rates can fluctuate over multiple periods due to the precise timing of the renewal of expiring maintenance contracts. If a maintenance contract is not renewed until the period following its expiration, then the renewal rate will fluctuate lower in the period in which the contract expired and will fluctuate higher in the period in which it was renewed. In addition, deferral of the recognition of maintenance and service revenues means that the impact of small fluctuations in renewal rates on revenue in any period is further reduced. As a result of these factors, the Company believes that its disclosure that its dollar renewal rate was over 90% during the last three years provides investors with material information regarding the overall health of its customer relationships while the additional information described above provides investors with material information regarding the drivers of its revenues in a particular period.

12.	On page 48, you disclose that growth in revenues was most pronounced in Europe. In contrast, you disclose on page 50 that revenue growth was most pronounced in the United States. It appears that you should include a discussion of the factors that contributed to the shift in revenue growth from the U.S. to Europe and, to the extent this shift is reflective of a material trend, expand your overview discussion accordingly.

Response:

The Company has expanded the disclosure on page 49 in response to this comment.

Key Financial Metrics, page 43

13.	We note that you regularly review a number of key metrics including revenues, non-GAAP operating income, non-GAAP net income, net cash flows provided by operating activities and total deferred revenues. Tell us any other metrics you consider to evaluate growth trends, establish budgets, measure the effectiveness of your sales and marketing efforts and assess operational efficiencies. We refer you to Section III.B.1 of SEC Release 33-8350.

Response:

The Company informs the Staff that it does not consider any other metrics beyond those disclosed on page 43 to evaluate the items referenced in the comment. The Company has expanded the disclosure on page 44 to clarify how it considers Non-GAAP Operating Income and Non-GAAP Net Income to assess the effectiveness of its sales and marketing efforts and assess operational efficiencies.

14.	Please expand your disclosure to explain the reason for the changes behind each of your key metrics other than revenues, which you discuss elsewhere.

Response:

The Company has expanded its disclosure on page 44 in response to this comment.

Comparison of Period to Period Results of Operations, page 47

15.	There are several instances where two or more sources of a material change have been identified, but the dollar amounts and proportionate contribution for each source are not disclosed. For instance, you disclose on page 49 that maintenance revenues increased by $6.0 million from $16.3 million in 2012 to $22.3 million in 2013 due to continued renewals of maintenance and support contracts, the incremental maintenance contracts associated with new licenses and demand for professional services. As another example, you disclose on page 50 that sales and marketing expenses increased by $10.7 million, or 48.7%, from $22.1 million in 2012 to $32.8 million in 2013 due to an increase in salaries and benefits with the remainder of the increase being attributable to increased investment in marketing programs. Please revise to quantify the amount that each source contributed to a material change. In addition, you should remove vague terms such as “primarily” in favor of specific quantifications. We refer you to Item 5.A of the Instructions to Form 20-F and Section III.D of SEC Interpretive Release 33-6835.

Response:

The Company has revised its disclosure in each of the period-to-period comparisons in response to this comment.

16.	Please revise your disclosures to clarify the extent to which changes in your license, maintenance and service revenues are attributable to changes in prices and volume. We refer you to Item 5.A of the Instructions to Form 20-F.

Response:

The Company has considered the Staff’s comment carefully and has significantly expanded its disclosure on page 44. The Company has sought to explain that the licenses it entered into with customers vary significantly from a few thousand dollars to many millions of dollars based on a price per user or price per server basis depending on the product. As a result, the Company is unable to determine whether its license revenues increase in a particular period due to increases in price or increases in numbers of licenses or customers. Because the size of maintenance and support contracts is directly related to license revenues and the rates that the Company charges for professional services fluctuate very little, the Company has disclosed that the drivers of changes in these sources of revenues are usually volume-based.

Comparison of the Years Ended December 31, 2012 and 2013

Revenues, page 48

17.	Refer to the first paragraph on page 49. Please disclose why you do not expect professional services to increase as a percentage of revenues.

Response:

The Company has revised the disclosure on page 44 in response to this comment. The Company moved the relevant sentence from its original place on page 50 to include it in the more general discussion regarding drivers of its key financial metrics.

18.	You disclose on page 50 that during FY 2012 the price of your products did not change significantly from the prior year. Tell us why you have not provided equivalent disclosure when comparing revenues from fiscal years 2013 and 2012, or provide the disclosure required by Item 5.A.1 of Form 20-F.

Response:

The Company has removed the sentence referred to in the comment and refers the Staff to its response to comment 16 and the expanded disclosure on page 44, which addresses the question raised by this comment.

Liquidity and Capital Resources, page 54

19.	Your discussion of cash flows from operating activities appears to be a recitation of the changes in line items and other information evident from your financial statements. Please revise your disclosures to focus on the primary drivers of and other material factors necessary to an understanding of your underlying cash flows and the indicative value of historical cash flows. As an example, please consider revising to disclose the day’s sales outstanding at each balance sheet date and the impact it has on your cash flows. We refer you to Section IV.B of SEC Interpretive Release 33-8350.

Response:

The Company has revised the disclosure on page 57 to focus on the primary drivers and other material factors necessary to understand the Company’s underlying cash flows and the indicative value of historical cash flows.

Contractual Obligations, page 56

20.	We note your disclosure on page F-27 of your unrecognized tax benefits; however, you have not presented a corresponding obligation within your contractual obligations table nor have you disclosed the basis for excluding these amounts from the table. Please revise accordingly. In addition, tell us whether you have any purchase obligations that should be included in the table of contractual obligations. We refer you to Item 5.F of the Instructions to Form 20-F.

Response:

The Company has revised its disclosure on page 58 in response to this comment.

Application of Critical Accounting Policies and Estimates

Share-Based Compensation, page 57

21.	We note your disclosure of the objective and subjective factors you consider in determining the fair value of your common stock. Please revise to disclose the specific methods used in your valuations and the nature of the material assumptions involved. For example, disclose whether you use the market approach, the income approach or a blend of these approaches and the nature of the material assumptions under the method(s) used. Additionally, please revise to disclose the extent to which any significant estimates or assumptions are considered highly complex and subjective.

Response:

The Company has significantly expanded its disclosure on pages 61 through 63 in response to this comment.

22.	Please explain the reasons for the increase in the estimated fair value of your ordinary shares between each valuation period. Clarify the extent to which the increase in the fair value of your ordinary shares was attributable to increases in likelihood of achieving a liquidity event; the prices, rights, preferences and privileges of your preferred shares relative to your ordinary shares; the prices of your preferred shares sold to outside investors in arms-length transactions; the ordinary shares underlying the award of illiquid securities in a private company; your results of operations and financial position; the material risks related to your business; your business strategy; the market performance of publicly traded companies in the cybersecurity space; and external market conditions affecting the cybersecurity industry.

Response:

The Company has significantly expanded its disclosure on pages 61 through 63 in response to this comment.

Business

Our Services, page 73

23.	You offer maintenance and support in one-year and three-year increments. Please disclose why you offer these two contractual periods and tell us what consideration you gave to disclosing on a quantitative basis the proportion of one-year and three-year maintenance and support agreements.

Response:

The Company has expanded the disclosure on page 77 to explain that these two contract lengths are common in the software industry and has disclosed that the substantial majority of customers select the one-year option – over 90% in 2011 through 2013. Since the revenue from three-year maintenance contracts is recognized over multiple years, the Company believes its disclosure of the proportion of maintenance contracts that are one-year in length provides investors with relevant information.

Our Customers, page 74

24.	Please disclose the objective bases used to select the customers named in this section of your document. Likewise, provide similar information for the named integration partners at the top of page 77.

Response:

The Company has disclosed on page 79 that the customers were selected because they operate across a range of verticals, each of them spent a meaningful amount on the Company’s products in the last two years and each is currently party to a maintenance and support contract with the Company. The Company has disclosed on page 81 that the integration partners were among the Company’s top 15 channel partners in 2013 and the Company derived a meaningful amount of sales from each of them during the last two years, which is the basis for the Company’s inclusion of these integration partners.

Case Studies

Software Company, page 75

25.	Please disclose the basis for the statement in the second paragraph that your solution was selected based on “[y]our strong, existing relationship with this customer…and their confidence in [y]our experience with complex deployments.”

Response:

The Company has revised the disclosure on page 79 to clarify that the basis for the statements referenced by the Staff was discussions that the Company had with the customer.

26.	Without additional information, your statement that total orders “exceeded 140 times the original order in 2010” does not enable investors to fully assess the significance of the increase. Please revise to provide more meaningful disclosure, such as by disclosing the amount of total orders in 2010. Similarly, revise to provide contextual disclosure with respect to similar statements in the other case studies in this section.

Response:

The Company has considered this comment carefully. In light of the sensitivities associated with the Company’s industry, the Company is only able to disclose relative growth in purchases rather than absolute numbers. Given the Staff’s comment and the Company’s inability to include the requested information, the Company has removed the disclosure regarding relative growth.

Compensation of Officers and Directors, page 95

27.	Supplementally advise, with a view to disclosure, whether you are required to disclose, or have disclosed, in Israel the annual compensation of your named executive officers and directors on an individual basis for the most recently completed fiscal year. See Item 6.B of Form 20-F.

Response:

The Company supplementally advises the Staff that it is not required to provide individual disclosure of the annual compensation to its executive officers and directors on an individual basis for the most recently completed fiscal year under the laws of the State of Israel. This is due to the fact that the Company will not be deemed a reporting company under the Israeli Securities Law. Only a company that qualifies as a reporting company in Israel as defined under the Israeli Securities Law is required to comply with the reporting obligations of this law and the regulations promulgated thereunder. The Company has also not otherwise disclosed such information. Accordingly, the Company believes that it is permitted to furnish compensation information on an aggregate basis under Item 6.B of Form 20-F.

Under Israeli law, in the future, the Company will also be required to disclose, and seek shareholder approval for, any new compensation payable to a director of the Company. Under Israeli law, the Company will also generally be required to obtain shareholder approval for changes to the Chief Executive Officer’s compensation. In addition, no later than nine months following the closing of the IPO, the Company will be required to present a compensation policy for approval by its shareholders. The compensation policy will contain a framework for compensation of executive officers and directors, including a number of mandatory elements, so that even if individual compensation is not disclosed, investors will still have an understanding of the compensation of directors and senior management.

Principal Shareholders, page 102

28.	You are required to provide beneficial ownership information for each director, officer or beneficial owner of 5% or more of your common shares (rather than of “more than 5%,” as you have stated). See Part 7.A.1 of Form 20-F. Revise accordingly.

Response:

The Company has revised its disclosure on page 106 to indicate that the table on pages 106 and 107 includes persons or entities known by the Company to own beneficially 5% or more of its outstanding shares.

29.	You state in the table that Jerusalem Venture Partners beneficially owns 46.8% of your shares. You disclose elsewhere in your filing that Jerusalem Venture Partners is a beneficial owner of 46.3% of your shares. Please reconcile or advise.

Response:

Jerusalem Venture Partners beneficially owns 46.8% of the Company’s shares. The Company has revised the reported beneficial ownership of Jerusalem Venture Partners on pages 89 and 93 accordingly.

30.	Footnotes (1) through (4) in this section disclaim beneficial ownership except to the extent of any pecuniary interest. Please remove this disclaimer or provide us an analysis supporting your belief that Exchange Act Rule 13d-4 disclaimers are proper outside of filings on Schedules 13D and 13G. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808, which states that Rule 13d-4 permits any person to expressly declare in such person’s Schedule 13D that the filing of such a statement shall not be construed as an admission that the person is a beneficial owner of the securities covered by such statement.

Response:

The Company has removed the disclaimers of beneficial ownership in footnotes (1) through (4) on pages 107 and 108.

Shares Eligible for Future Sale, page 114

31.	We note your reference in the second paragraph to “the volume of shares described below” that may be sold by affiliates, though it appears you have not provided this information. Please revise to disclose, under the heading “Rule 144” for example, the actual number of shares that may be sold by non-affiliates.

Response:

The Company has revised the Registration Statement to disclose the number of shares that may be sold by affiliates on page 118.

Taxation and Government Programs, page 116

32.	Please tell us why you have not included an opinion on the material foreign tax consequences. For guidance, refer to Section III and footnote 40 of Staff Legal Bulletin No. 19 (October 14, 2011).

Response:

The Company has reviewed Part III of Staff Legal Bulletin No. 19 (the “SLB”) and footnote 40 therein. The Company reviewed its disclosure under “Israeli Tax Considerations and Government Programs—Taxation of our Shareholders” in light of the SLB. The SLB requires a tax opinion where “the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing”. The SLB goes on to state that examples of transactions involving material tax consequences are those “offering significant tax benefits or where the tax consequences are so unusual or complex that investors would need to have the benefit of an expert’s opinion to understand the tax consequences in order to make an informed investment decision.”

Having reviewed the current disclosure, the Company believes there is nothing in the application of Israeli tax to shareholders, or the disclosure related thereto, that is either unusual or complex. Specifically, the disclosure on page 124 makes it clear that non-Israeli residents are not subject to Israeli capital gains tax absent unusual circumstances that would not apply to any typical U.S. investor. The disclosure then addresses Israeli taxation of dividends; however, this disclosure cannot be material in any way to an investment decision since the Company has stated clearly elsewhere in the Registration Statement that it does not intend to pay dividends for the foreseeable future. Finally, the disclosure states that there is no Israeli estate or gift tax.

Based on the foregoing and the absence of any unusual or complex consequences under Israeli law, the Company has concluded that a tax opinion is not required.

In light of the Staff’s comment, the Company has reviewed the organization of the section of its Registration Statement titled “Taxation and Government Programs”. The Company has reorganized this section into two separate sections “Taxation and Israeli Government Programs Applicable to Our Company” and “U.S. and Israeli Tax Consequences for our Shareholders.”

Consolidated Financial Statements

Note 2. Significant Accounting Policies

l. Revenue Recognition, page F-11

33.	We note from your website that you offer premium implementation services designed for organizations that require custom implementation, significant integration with existing processes and systems, and population or uploading of the initial Vault dataset. Please tell us and disclose how your accounting and disclosure for project-based contract revenue and cost recognition complies with ASC 985-605-25-2, ASC 605-35 and the relevant guidance in ASC 985-605-25-88 through 25-107. Alternatively, tell us why contract accounting is not applicable.

Response:

The Company supplementally advises the Staff that under ASC 985-605-25-78, to account separately for the service element of an arrangement that includes both software and services, sufficient vendor-specific objective evidence of fair value must exist to permit allocation of the revenue to the various elements of the arrangement. Additionally, both of the following conditions must be met:

a.	The services are not essential to the functionality of any other element of the transaction.

b.	The services are described in the contract such that the total price of the arrangement would be expected to vary as the result of the inclusion or exclusion of the services.

The Company evaluated arrangements that include both software and professional services to determine whether those services are essential to the functionality of other elements of the arrangement based on the following criteria as described in ASC 985-605-25-84:

•	Whether the software is not “off-the-shelf” software (i.e., core software).

•	Whether the services include significant alterations to the features and functionality of the off-the-shelf software.

•	Whether building complex interfaces is necessary for the vendor’s software to be functional in the customer’s environment.

•	Whether the timing of payments for the software is coincident with performance of the services.

•	Whether milestones or customer-specific acceptance criteria affect the realizability of the software-license fee.

An important factor in determining whether services are essential to the functionality of other elements is whether the software is considered “core” software or “off-the-shelf” software. The Company’s software is considered to be off-the-shelf software as it is marketed as a stock item and does not requires services that are essential to its functionality. The Company’s software is added to an arrangement without any changes in the underlying code and it is used by the customer for the customer’s purposes upon installation. In the Company’s agreements that include both sale of software and services, the services provided are only implementation and integration and do not involve modification of the software or any complex interfaces since none are necessary for the software’s functionality. In addition, payments for the software are not coincident with the performance of the services, the services can be provided by third party and most of the services are given over a short period of time. Therefore, those services are not considered essential.

As also stated in the Company’s response to comment 36, substantially all revenues from professional services consist of time and material services, therefore the inclusion or exclusion of the services will cause the total price of the arrangement to vary.

As a result of the above analysis, contract accounting is not applicable.

34.	We note from your disclosures that maintenance and professional services are sold separately and therefore the selling price is based on VSOE. Please describe in greater detail the methodology for establishing VSOE of your maintenance and professional services. We refer you to ASC 985-605-25.

Response:

The Company supplementally advises the Staff that under ASC 985-605-25-6, vendor-specific objective evidence (VSOE) of selling price is limited to either of the following:

a.	The price charged when the same element is sold separately

b.	For an element not yet being sold separately, the price established by management having the relevant authority; it must be probable that the price, once established, will not change before the separate introduction of the element into the marketplace.

Maintenance is sold separately and as such VSOE is established based on ASC 985-605-25-6.a. The Company applies the Bell-Shaped Curve approach to assess VSOE of fair value. Maintenance is generally priced as a percentage of the software license fee and the Company stratifies the population data per maintenance type and geographic location. The Company reviewed stand-alone transactions and determined that 80% of these transactions are within a narrow range within plus or minus 15% from the midpoint.

Professional services are sold separately and as such VSOE is established based on ASC 985-605-25-6.a. The Company applies the Bell-Shaped Curve approach to assess VSOE of fair value. Professional services are generally priced on price per day on a time-and-materials basis and the Company stratifies the population data per geographic location. The Company reviewed stand-alone transactions and determined that 80% of these transactions are within a narrow range within plus or minus 15% from the midpoint.

35.	We note from your disclosures on page 15 that you rely on channel partners, including systems integrators, distributors and value-added resellers, to generate a significant portion of your revenue. Please clarify when you recognize revenues sold through your network of channel partners, in addition to the distributors. Describe the type of evidence obtained from the reseller and the timeliness of this evidence. As part of your response, tell us how your revenue recognition policy complies with ASC 985-605-25 to 36.

Response:

The Company supplementally advises the Staff that it generates revenues from the sale of its products directly to end-users and indirectly through resellers. There are no material differences in the terms and arrangements involving direct and indirect customers. All of the Company’s products sold through resellers are non-exchangeable, nonrefundable, non-returnable and without any rights of price protection.

The Company evaluates the following considerations described in EY Software revenue recognition FRD Q&A 4-62 and ASC 985-605-25-36 to determine whether fees in an arrangement with a reseller are fixed or determinable and collectible:

•	Whether the arrangement contains extended payment terms

•	Whether the payment terms coincide with the reseller’s sales to end users

•	Whether collection of the fees associated with a reseller arrangement can be assessed as probable

•	Whether an arrangement with a reseller includes rights of return, exchange or stock balancing rights

•	Whether a reseller arrangement requires a vendor to rebate or credit a portion of an arrangement’s fee if the vendor subsequently reduces its price

•	Whether the arrangement includes either explicit or implicit commitments by the vendor to assist the reseller in selling the product to end users

•	Whether a transaction is complex, involving both a reseller and an end user

The Company’s arrangements with resellers and distributors do not include extended payment terms, nor does the Company have a history of providing concessions or allowing returns to resellers and distributors. Further, the reseller payments do not coincide with payments from the end-user. Accordingly, the Company considers resellers to be end-users.

The Company recognizes software revenues at the time of delivery of the software to its distributors and resellers and maintenance revenues are recognized ratably over the service period beginning on the delivery date to the reseller, provided that all revenue recognition criteria have been met. The Company obtains a signed agreement or purchase order as persuasive evidence of an arrangement. The Company only delivers its software after it establishes evidence that an arrangement is in place. Payment from the Company’s distributors and resellers is not contingent on their ability to sell or collect from sales to end customers. The Company determines whether collectability is probable based on publicly available information, such as Dun & Bradstreet reports, credit reports and review of financial condition based on financial information obtained.

36.	Please revise your disclosures to further describe how you recognize professional service revenues. For example, you should describe whether professional service revenues are sold on either a fixed fee or time and materials basis.

Response:

The Company has revised note 2.l to the consolidated financial statements to include the following disclosure: “Revenues from professional services consist mostly of time and material services and, accordingly, are recognized as the services are performed.”

37.	We note from your disclosures that the company and its U.S. and U.K. subsidiaries generally do not grant a right of return to their customers. Please clarify whether there are instances when you grant a right of return. In addition, tell us whether your German subsidiary grants a right of return to their customers.

Response:

The Company supplementally advises the Staff that its German subsidiary does not sell directly to end-users nor to resellers but rather engages primarily in marketing the Company’s products in Germany, Austria and Switzerland. Although, in general, the Company and its U.S. and U.K. subsidiaries do not grant a right of return to their customers, there are certain instances where such returns have taken place with immaterial amounts. The Company maintains a provision for returns in accordance with ASC 605, “Revenue Recognition”, which is estimated based primarily on historical experience, and is recorded through a reduction of revenue in an immaterial amount in each of the years ended December 31, 2011, 2012 and 2013.

The Company has revised note 2.l to the consolidated financial statements to include the following disclosure: “The Company generally does not grant a right of return to its customers.”

q. Basic and diluted net income per share, page F-13

38.	We note from your disclosures that the total weighted average number of shares related to outstanding options, warrants and preferred shares that have been excluded from the calculations of diluted net earnings per share was 1,515,130, 2,016,995 and 17,062,890 for the years ended December 31, 2011, 2012 and 2013, respectively. Please explain why significantly more shares were excluded from your calculation of diluted earnings per share for the year ended December 31, 2013.

Response:

Under ASC 260-10-45-16, the computation of diluted EPS is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In addition, in computing the dilutive effect of convertible securities, the numerator is adjusted to add back any amount of dividend recognized in the period associated with any convertible preferred shares. The numerator also is adjusted for any other changes in income or loss that would result from the assumed conversion of those potential common shares. Also, under ASC 260-10-45-17, the computation of diluted EPS shall not assume conversion, exercise, or contingent issuance of securities that would have an antidilutive effect on EPS.

The Company supplementally advises the Staff that in its 2013 diluted EPS calculation, (1) adding to the denominator the number of additional common shares that would have been outstanding if the dilutive potential common shares (i.e., preferred shares) had been issued, and (2) adding to the numerator the change in income (i.e., dividends), resulted in an antidilutive effect on EPS while the 2011 and 2012 calculation resulted in a diluted effect on EPS, therefore significantly more shares were excluded from the calculation of diluted EPS for the year ended December 31, 2013. Please refer also to the Company’s response to comment 42.

t. Fair Value of Financial Instruments, page F-14

39.	We note from your disclosures that the warrants to purchase preferred shares are classified within Level 3 of the fair value hierarchy, which is determined using a valuation model completed by a third party valuation firm. Please revise your disclosures to include a reconciliation from the opening balances to the closing balances disclosing separately changes during the period. We refer you to ASC 820-10-50-2(c). In addition, describe the nature and extent of the specialists’ involvement in determining the fair value of the warrants. Please see Question 141.02 of our Compliance and Disclosure Interpretations at http://www.sec.gov/divisions/corpfin/guidance/ sasinterp.htm for guidance.

Response:

The Company has revised note 2.u to the consolidated financial statements and replaced the following sentence “During the year ended December 31, 2011, 2012 and 2013, the Company recorded net financial income (expenses) from change in the warrants fair value in the amount of $ (179), $ (176) and $ (1,446), respectively” with the following table:

	Year ended December 31,
	2011	2012	2013
Balance at the beginning of the period	$757	$512	$688
Exercise of warrants	(424)	—	—
Changes in fair value recorded as financial expenses	179	176	1,446

Balance at the end of the period	$512	$688	$2,134

The Company supplementally advises the Staff that consistent with Question 141.02 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations and Rule 436, the Company has revised note 2.u to the consolidated financial statements as follows: The fair value of warrants to purchase preferred shares has historically been determined by management and approved by the Company’s board of directors.

Note 7. Shareholders’ Equity, page F -17

40.	We note from your disclosures on page F-15 that the warrants to purchase preferred shares are recorded as a liability as the underlying preferred shares are contingently redeemable (upon a deemed liquidation event) and, therefore, may obligate you to transfer assets in the future. Please revise your disclosures to explain the redemption features associated with your preferred shares. Describe the deemed liquidation event that may obligate you to transfer assets in the future. Tell us how you determined an equity classification is appropriate for your preferred shares. Please revise to include all the disclosures required by ASC 480-10-S99 and ASC 505-10-50-3.

Response:

The Company supplementally advises the Staff that the preferred shares possess liquidation features which may trigger the distribution of the assets and funds of the Company legally available for distribution upon a liquidation or a deemed liquidation event that is not solely within the Company’s control. Pursuant to the Company’s Articles of Association, a deemed liquidation event would occur, inter alia, upon the closing of the acquisition of the Company by another entity by means of a share purchase resulting in the sale or exchange of outstanding shares of the Company such that the shareholders of the Company prior to such transaction or series of related transactions own less than 50% of the voting power of the Company or the surviving entity. According to the Company’s Articles of Association, in a deemed liquidation event all equity instruments of the entity (including ordinary shares) would always be entitled to also receive the same form of consideration upon the occurrence of the event that gives rise to the redemption.

Under ASC 480-10-25, since the shares are not mandatory redeemable, nor do they contain an obligation to issue a variable number of shares or a feature of a forward purchase contract or a written put option on the Company’s equity shares, they should not be classified other than in equity. In addition, ordinary liquidation events, which involve the redemption and liquidation of all of an entity’s equity instruments for cash or other assets of the entity, do not result in an equity instrument being subject to ASC 480-10-S99. Other transactions are considered deemed liquidation events, for example, the contractual provisions of an equity instrument may require its redemption by the issuer upon the occurrence of a change-in-control that does not result in the liquidation or termination of the issuing entity, a delisting of the issuer’s securities from an exchange, or the violation of a debt covenant. Deemed liquidation events that require (or permit at the holder’s option) the redemption of only one or more particular class of equity instrument for cash or other assets cause those instruments to be subject to ASC 480-10-S99. However, as a limited exception, a deemed liquidation event does not cause a particular class of equity instrument to be classified outside of permanent equity if all of the holders of equally or more subordinated equity instruments of the entity would always be entitled to also receive the same form of consideration (for example, cash or shares) upon the occurrence of the event that gives rise to the redemption (that is, all subordinate classes would also be entitled to redeem) under ASC 480-10-S99-3A-3(f). Following the above analysis, and as a result of the fact that all of the Company’s equity instruments (including ordinary shares) are entitled to receive the same form of consideration at a deemed liquidation event, the Company classified the preferred shares into equity.

All of the required disclosure under ASC 505-10-50-3 is presented as part of note 7.b to the consolidated financial statements.

The Company has revised note 7.b.2 to the consolidated financial statements to include the following disclosure:

“The preferred shares possess liquidation features which may trigger the distribution of the assets and funds of the Company legally available for distribution thereupon liquidation or a deemed liquidation event that is not solely within the Company’s control. Pursuant to the Company’s Articles of Association, a deemed liquidation event, would occur, inter alia, upon the closing of the acquisition of the Company by another entity by means of a share purchase resulting in the sale or exchange of outstanding shares of the Company such that the shareholders of the Company prior to such transaction or series of related transactions own less than fifty percent (50%) of the voting power of the Company or the surviving entity.”

Note 8. Income Taxes, page F-22

41.	We note from your disclosures on page F-26 that you are currently under examination of the Israeli Tax Authorities for the years 2009-2011. Please tell us your consideration of including a description of the tax years that remain subject to examination by foreign tax jurisdictions. We refer you to ASC 740-10-50-15(e).

Response:

The Company has revised note 8.i to the consolidated financial statements to include the following disclosure:

“The U.S. Subsidiary and the German Subsidiary’s tax years since inception are subject to examination as none of the tax years are subject to statutes of limitation as of December 31, 2013. The U.K. Subsidiary’s tax years until December 31, 2011 are subject to statutes of limitation as of December 31, 2013.”

Note 10. Basic and Diluted Earnings Per Share, F-27

42.	Please explain why dividends are excluded from your net income available to shareholders of ordinary shares in calculating diluted earnings per share during fiscal 2013, but not excluded during fiscal 2012 and 2011. In addition, explain why you include the preferred shares on an as-if-converted basis in calculating diluted earnings per share during fiscal 2012 and 2011, but do not include the preferred shares during fiscal 2013. As part of your response, tell us how your computation of diluted earnings per share complies with the guidance in ASC 260-10-45. Please provide us with the supporting computations for diluted earnings per share.

Response:

As described more fully in the Company’s response to comment 38, the preferred shares had an antidilutive effect on EPS in 2013 while in 2011 and 2012 the calculation resulted in a dilutive effect on EPS. Dividends were therefore excluded from net income available to shareholders of ordinary shares in diluted earnings per share calculation during fiscal 2013, but were not excluded during fiscal 2012 and 2011. The Company supplementally advises the Staff that under ASC 260-10-45-21, Diluted EPS shall be based on the most advantageous conversion rate or exercise price from the standpoint of the security holder. The dilutive effect of traditional convertible debt and preferred stock is calculated using the “if-converted method.” Under the if-converted method, securities are assumed to be converted at the beginning of the period, and the resulting common shares are included in the denominator of the diluted EPS calculation for the entire period being presented. Interest (including the effect of accretion of discounts or amortization of premiums, as well as amortization of debt issuance costs), net of any income tax effects, and dividends on convertible securities are added back to the numerator for purposes of the if-converted calculation.

The Company’s supporting computation for diluted earnings per share is as follows:

Options were included first as they are considered to have the most dilutive effect:

	Year ended December 31,
	2011	2012	2013
Numerator:
Net income	5,873,000	7,862,000	6,635,000
Dividends accumulated for the period	(3,743,382)	(4,529,821)	(4,879,347)

Net income (loss) available to shareholders of ordinary shares	2,129,618	3,332,179	1,755,653

Denominator:
Shares used in computing net income per ordinary shares diluted	7,730,980	8,676,710	10,765,914

Diluted net income per ordinary share	0.28	0.38	0.14

The Company then calculated the dilutive effect of preferred shares in order to identify dilutive or antidilutive effect in order to reflect maximum potential dilution:

	Year ended December 31,
	2011	2012	2013
Numerator - is adjusted for any other changes in income or loss that would result from the assumed conversion of those potential common shares	3,743,382	4,529,821	4,879,347
Denominator - additional common shares that would have been outstanding if the dilutive potential common shares had been issued	15,060,374	16,569,080	16,569,080
Diluted effect of preferred shares only	0.25	0.27	0.29
Diluted EPS including the diluted effect of the options only	0.28	0.38	0.14
Conclusion	Dilutive effect	Dilutive effect	Antidilutive effect

Note 11. Segments, Customers, and Geographic Location, page F-28

43.	Please revise to disclose the amount of revenues from your country of domicile. In addition, clarify whether the amount of revenues attributable to any individual foreign country are material. We refer you to FASB ASC 280-10-50-41.

Response:

The Company has revised note 11 to the consolidated financial statements. In addition, the Company supplementally advises the Staff that revenues from Israeli customers (country of domicile) represent approximately 7.7%, 6.4% and 5.1% for the years ended December 31, 2011, 2012 and 2013, respectively, and are expected to decline over time. As such, the Company did not separately disclose such amount due to immateriality.

*        *        *

Please do not hesitate to contact Colin Diamond at (212) 819-8754 or Taryn Zucker at (212) 819-2670 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc: Joshua Siegel, Chief Financial Officer, Cyber-Ark Software Ltd.